UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CLINICAL DATA, INC.

(Name of Subject Company (Issuer))

MAGNOLIA ACQUISITION CORP.

(Offeror) A Wholly-Owned Subsidiary of

DOGWOOD HOLDING CORP.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FL HOLDING CV

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FOREST LABORATORIES, INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

WARRANTS, DATED AUGUST 31, 2006, ISSUED TO LAURUS MASTER FUND, LTD. (“LAURUS WARRANTS”) WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED NOVEMBER 17, 2005 (“2005 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED JUNE 13, 2006 (“2006 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED SEPTEMBER 26, 2008 (“2008 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $8.120 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES A 2009 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $9.744 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES B 2009 WARRANTS”)

CONVERTIBLE NOTES, DATED FEBRUARY 25, 2009, ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT DATED FEBRUARY 25, 2009 IN AGGREGATE PRINCIPAL AMOUNT OF $50,000,000 (“COMPANY NOTES”)

(Title of Class of Securities)

18725U109 (Common Stock)	None (2008 Warrants)
None (Laurus Warrants)	None (Series A 2009 Warrants)
None (2005 Warrants)	None (Series B 2009 Warrants)
None (2006 Warrants)	None (Company Notes)

(CUSIP Number of Class of Securities)

Herschel S. Weinstein, Esq.

Forest Laboratories, Inc.

909 Third Avenue

New York, New York 10022-4731

(212) 421-7850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew W. Ment, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1012

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 1,277,432,391	$ 148,309.90

(1)	Solely for purposes of calculating the registration fee, the maximum aggregate value of the transaction was calculated as the sum of (A) 31,090,561 shares of Common Stock multiplied by the sum of (i) $30.00 and (ii) $0.30 (the result of $30.30, the average of the high and low prices of the shares of Common Stock as reported on the NASDAQ Global Market on March 7, 2011, less $30.00, such amount, the “Attributed CVR Value”), (B) 4,556,521 shares of Common Stock issuable pursuant to the exercise of outstanding options with exercise prices below $36.00 multiplied by the sum of (i) $15.05 (which is equal to $30.00 minus the weighted average exercise price per share of such options) and (ii) the Attributed CVR Value, (C) 2,068 shares of Common Stock issuable pursuant to the outstanding deferred stock units multiplied by the sum of (i) $30.00 per share and (ii) the Attributed CVR Value, (D) 19,216 shares of Common Stock issuable pursuant to the exercise of that certain warrant, dated August 31, 2006, issued by Clinical Data, Inc. to Laurus Master Fund, Ltd. multiplied by the sum of (i) $10.00 (which is equal to $30.00 minus the exercise price of such warrant) and (ii) the Attributed CVR Value, (E) 108,850 shares of Common Stock issuable pursuant to the exercise of warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $14.90 (which is equal to $30.50 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (F) 143,774 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $17.71 (which is equal to $30.68 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (G) 757,461 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between Clinical Data, Inc. and the purchasers named therein multiplied by the sum of (i) $13.56 (which is equal to $30.00 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (H) 3,055,300 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data, Inc. and the purchasers named therein multiplied the sum of (i) by $21.07 (which is equal to $30.00 minus the weighted average exercise price of such warrants) and (ii) the Attributed CVR Value, and (I) 6,110,599 shares of Common Stock issuable pursuant to the exercise of outstanding convertible notes multiplied by the sum of (i) $30.00 and (ii) the Attributed CVR Value.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $148,309.90	Filing Party: Forest Laboratories, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: March 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2011 and is filed by (i) Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), (ii) FL Holding CV, an entity organized under the laws of the Netherlands, of which the Purchaser is an indirect wholly-owned subsidiary (“Parent”), (iii) Forest Laboratories, Inc., a Delaware corporation, of which the Purchaser is an indirect wholly-owned subsidiary (“Forest”), and (iv) Dogwood Holding Corp., a Delaware corporation of which the Purchaser is a direct wholly-owned subsidiary (“Dogwood”). The Schedule TO relates to the tender offer for:

•

all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Clinical Data, Inc., a Delaware corporation (the “Company”), at a price of $30.00 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding taxes plus the contractual right, pursuant to the Contingent Value Right Agreement (appended to the Schedule TO as Exhibit (d)(2)) (the “CVR Agreement”), to receive additional consideration of up to $6.00 per Share upon the achievement of certain milestones set forth in the CVR Agreement (the “CVR Consideration”);

•

all of the outstanding warrants, dated August 31, 2006, issued by the Company to Laurus Master Fund, Ltd. (the “Laurus Warrants”) at a price equal to (i) the product of $10.00 multiplied by the number of Shares subject to such Laurus Warrant as of immediately prior to the first time at which the Purchaser accepts for payment any Securities tendered pursuant to the Offer (the “Acceptance Time”), and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between the Company and the investors named therein (the “2005 Warrants”) at a price equal to (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2005 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between the Company and the investors named therein (the “2006 Warrants”) at a price equal to (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2006 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between the Company and the purchasers named therein (the “2008 Warrants”) at a price equal to (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2008 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $8.120 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series A 2009 Warrants”) at a price equal to the product of $21.88 multiplied by the number of Shares subject to such Series A 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series A 2009 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $9.744 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series B 2009 Warrants,” and together with the Laurus Warrant, the 2005 Warrants, the 2006 Warrants, the 2008 Warrants, and the Series A 2009 Warrants, the “In-the-Money Warrants”) at a price equal to the product of

$20.26 multiplied by the number of Shares subject to such Series B 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series B 2009 Warrant as of immediately prior to the Acceptance Time; and

•

all outstanding convertible notes dated February 25, 2009 issued by the Company pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among the Company, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Company Notes,” and together with the Shares and the In-the-Money Warrants, the “Securities”) at a price equal to (i) the product of $30.00 multiplied by the maximum number of Shares into which such Company Note is convertible immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Company Note as of immediately prior to the Acceptance Time;

upon the terms and conditions set forth in the offer to purchase dated March 8, 2011, as amended (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letters of transmittal (the “Letters of Transmittal”), copies of which are included as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I) to the Schedule TO which, together with any amendments or supplements, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

All the information set forth in the Offer to Purchase and the related Letters of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On April 4, 2011, the Purchaser extended the expiration of the Offer until 12:00 midnight, New York City time, on Monday, April 11, 2011 (which is the end of the day on April 11, 2011), unless further extended. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Monday, April 4, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer were not yet satisfied and to permit the Offer to remain open for at least five business days after the effectiveness of the amendments made to the Offer on April 4, 2011. The Depositary has indicated that, as of the close of business on April 1, 2011, approximately 11,904,709 Shares; 32,019 2005 Warrants; 757,461 2008 Warrants; 1,527,650 Series A 2009 Warrants; 1,527,650 Series B 2009 Warrants; and 6,110,599 Company Notes had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 47.6% of the outstanding shares of Clinical Data common stock on a fully-diluted basis. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C).”

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) Subsection (C) under the heading “Securities Sought” in the Summary Term Sheet of the Offer to Purchase is amended and restated to read in its entirety as follows:

“all outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein (the “2005 Warrants”);”

(2) The second paragraph under the heading “What are the classes and amounts of securities sought in the Offer?” in the Summary Term Sheet of the Offer to Purchase is deleted in its entirety.

(3) The four bullet points under the heading “Can the Offer be extended and under what circumstances?” in the Summary Term Sheet of the Offer to Purchase are amended and restated to read in their entirety as follows:

“The Purchaser will extend the expiration date of the Offer to April 11, 2011, but not to any subsequent date unless required by any rule, regulation or position of the United States Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer.”

(4) The fourth paragraph of Section 1 – “Terms of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The Purchaser will extend the expiration date of the Offer to April 11, 2011, but not to any subsequent date unless required by any rule, regulation or position of the SEC or its staff applicable to the Offer.”

(5) The first sentence in the eleventh paragraph of Section 1 – “Terms of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“From and after April 11, 2011, the Purchaser will be entitled to allow the Offer to expire and thereby terminate if the conditions to the Offer (as described in Section 15 – “Conditions of the Offer”) are not satisfied as of April 11, 2011 (such termination being referred to as the “Offer Termination”).”

(6) Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase is amended by changing each reference therein to Parent, the Purchaser, Forest and/or Dogwood as a group so that such group also includes FLI International.

(7) The text under the heading “Expiration; Extensions of the Offer; Subsequent Offering Period” in Section 11 – “The Merger Agreement; Other Agreements” is amended and restated to read in its entirety as follows:

“Expiration; Extensions of the Offer; Subsequent Offering Period. The Merger Agreement provided that the Offer would initially expire at midnight, New York City time, on April 4, 2011, which is the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the date that the Offer was commenced. In an amendment to the Merger Agreement the Purchaser agreed to extend the expiration date of the Offer to April 11, 2011, but not to any subsequent date unless required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. The last date on which the Offer is required to be extended pursuant to the Merger Agreement is referred to as the “Offer End Date.” From and after April 11, 2011, the Purchaser will be entitled to allow the Offer to expire and thereby terminate if the conditions to the Offer (as described in Section 15 – “Conditions of the Offer”) are not satisfied as of such date. The termination of the Offer pursuant to the foregoing is referred to herein as the “Offer Termination.””

(8) The text under the heading “Stockholders’ Meeting and Proxy Statement” in Section 11 – “The Merger Agreement; Other Agreements” is amended and supplemented to include the following:

“Notwithstanding anything in the Merger Agreement to the contrary, Clinical Data will not file the definitive Proxy Statement, convene the Stockholders’ Meeting to vote upon the adoption of the Merger Agreement or solicit any proxies in favor of the adoption of the Merger Agreement until after the termination of the Offer. Without limiting the obligations of Clinical Data outlined above under this heading “Stockholders’ Meeting and Proxy Statement,” Clinical Data will duly file and commence the dissemination of the definitive Proxy Statement to Clinical Data’s stockholders on the first business day following the termination of the Offer, unless required by any rule, regulation, interpretation or position of the SEC or its staff to delay the filing or dissemination of the definitive Proxy Statement beyond such day.”

(9) The subsection titled “Shareholder Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“On February 25, 2011, a purported shareholder of Clinical Data named Joel Kerr filed a putative class action lawsuit in the Trial Court of the Commonwealth of Massachusetts, Superior Court Department against the members of Clinical Data’s Board of Directors, Clinical Data, and Forest (the “Kerr Action”).

On March 4, 2011, purported shareholders of Clinical Data named Vinod Podichetty and Robert Kelsey filed a putative class action lawsuit in the United States District Court for the District of Massachusetts against the members of Clinical Data’s Board of Directors, Clinical Data, Forest, and the Purchaser (the “Podichetty Action”).

Between March 1 and March 14, 2011, five purported shareholders of Clinical Data named Bradley Wojno, Douglas Staples, Alla Dorodny, Michael A. Toht and Mark Stephen Brodie filed putative class action lawsuits in the Court of Chancery of the State of Delaware against, in the aggregate, the members of Clinical Data’s Board of Directors, Clinical Data, Forest, Parent, and the Purchaser (each action respectively styled as Wojno v. Fromkin et al., Staples v. Clinical Data, Inc. et al., Dorodny v. Clinical Data, Inc. et al., Toht v. Clinical Data, Inc. et al., and Brodie v. Fromkin et al.). These five lawsuits subsequently were consolidated under the caption In re Clinical Data, Inc. Shareholders Litigation. On March 11, 2011, the plaintiffs in the consolidated action (the “Delaware Consolidated Action”) filed an amended complaint against members of Clinical Data’s Board of Directors, Clinical Data, Forest, Parent, and the Purchaser.

On March 25, 2011, a purported shareholder of Clinical Data named Robert J. Willette filed a putative class action lawsuit in the United States District Court for the District of Massachusetts against the members of Clinical Data’s Board of Directors, Clinical Data, Forest, and the Purchaser (the “Willette Action”).

Each of the plaintiffs in the litigation described above purports to sue on behalf of a class of shareholders of Clinical Data. The complaints filed in each Action allege that the members of Clinical Data’s Board of Directors breached their fiduciary duties to Clinical Data’s shareholders in connection with the sale of Clinical Data and that Forest aided and abetted the alleged breaches of fiduciary duties. The complaints filed in the Podichetty Action, the Delaware Consolidated Action, and the Willette Action allege, in addition, that Clinical Data and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint filed in the Delaware Consolidated Action alleges, in addition, that Parent aided and abetted the purported breaches of fiduciary duties. Each Complaint seeks, among other relief, to enjoin the Offer. Parent, the Purchaser, and Forest believe that the allegations in all of the complaints lack merit and indent to defend against the claims asserted by the plaintiffs vigorously.

On the evening of March 25, 2011, the plaintiffs and the defendants in the Delaware Consolidated Action entered into a Memorandum of Understanding (“MOU”) providing for the settlement of the Delaware Consolidated Action. The MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and, pending confirmatory discovery and approval of the court, provides for a general release by the class of Clinical Data shareholders of all claims against the defendants and their affiliates in connection with the Offer and the Merger. In the MOU, the parties agreed to negotiate in good faith an appropriate Settlement Agreement, which will provide that upon approval of the settlement, the Delaware Consolidated Action shall be dismissed with prejudice. In the event that the settlement is not approved, the defendants will continue to vigorously defend against the allegations set forth in the Delaware Consolidated Action. There has been no substantive activity with respect to the three actions in Massachusetts.”

(10) The first sentence of the penultimate paragraph in Schedule I of the Offer to Purchase is amended and restated to read in its entirety as follows:

“None of Forest, Parent, Purchaser, FLI International, Dogwood or the above-listed individuals beneficially own Clinical Data securities, except that by virtue of the Support Agreement described in Section 11 — “The Merger Agreement; Other Agreements”, each of Forest, Parent, Purchaser, FLI International and Dogwood may be deemed to have beneficial ownership of the Clinical Data common stock owned by the securityholders party to the Support Agreement, or that would be acquired by the securityholders party to the Support Agreement through conversion of their Clinical Data notes and warrants.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(d)(4)	Amendment No. 1, dated as of April 4, 2011, to the Agreement and Plan of Merger among FL Holding CV, Magnolia Acquisition Corp., Forest Laboratories, Inc. and Clinical Data, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 4, 2011).

(a)(5)(C)	Text of Press Release issued by Forest Laboratories, Inc. on April 4, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 4, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA ACQUISITION CORP.

By	/s/ Howard Solomon
Name: Howard Solomon Title: President

Date: April 4, 2011

DOGWOOD HOLDING CORP.

By	/s/ Howard Solomon
Name: Howard Solomon Title: President

Date: April 4, 2011

FL HOLDING CV

By	/s/ Ralph Kleinman
Name: Ralph Kleinman Title: Manager

Date: April 4, 2011

FOREST LABORATORIES, INC.

By	/s/ Howard Solomon
Name: Howard Solomon Title: President, Chairman of the Board and Chief Executive Officer

Date: April 4, 2011

EXHIBIT INDEX

Exhibit No.
(d)(4)	Amendment No. 1, dated as of April 4, 2011, to the Agreement and Plan of Merger among FL Holding CV, Magnolia Acquisition Corp., Forest Laboratories, Inc. and Clinical Data, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 4, 2011).

(a)(5)(C)	Text of Press Release issued by Forest Laboratories, Inc. on April 4, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 4, 2011).